UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: For the month of July 2024

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

SEALCOIN Update

SEALSQ Corp (“SEALSQ”) and WISeKey International Holding AG (“WISeKey”) announce that the decentralized technology project “SEALCOIN” is now in development under the umbrella of WISeKey and will be housed in a Special Purpose Vehicle (SPV) to be named SEALCOIN AG, in the process of being incorporated by WISeKey International Holding AG as a Swiss company. This dedicated entity will aim to underpin the decentralization ambitions on a global scale, setting a new standard for secure and efficient decentralized transactions.

While originally under development at SEALSQ as a proof of concept, the parties concluded that the platform and tokens would now be developed by WISeKey, whereas SEALSQ is to focus on the development of its semiconductor technology hardware and firmware.

The incorporation of SEALCOIN AG is expected to be completed in Switzerland in early July 2024. SEALCOIN AG is expected to be a subsidiary of WISeKey International AG with The Hashgraph Association as a strategic investor. SEALSQ Corp is not expected to be a shareholder in SEALCOIN AG.

The current and expected role of SEALSQ Corp in the SEALCOIN project is to sell chips to SEALCOIN AG with SEALCOIN AG as a distributor of those chips to B2B participants in the platform SEALCOIN AG is developing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer